Exhibit 99.1
  NASDAQ: SLGL

 This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “future,” “outlook,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other similar expressions, although not all forward-looking statements contain these words. The forward-looking statements in this presentation relate to, among other things, statements regarding the Food and Drug Administration (FDA) approval of EPSOLAY, the strategic partnership with Galderma, the sale of generic assets to Padagis, progress on our innovative earlier stage programs, including the anticipated timing of the clinical development of SGT-510, SGT-310 and SGT-210, the future markets for various skin diseases, and, our expectations regarding our liquidity and ability to fund operational and capital expenditure requirements. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties, and other important factors that may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statement, including but not limited to the following: risks relating to the timing of the PDUFA action date for EPSOLAY, the timing of FDA approval, if any, of EPSOLAY; the risk that we will not be successful in marketing additional products and the timing of such marketing; the risk that we will not receive the anticipated benefits of the strategic partnership with Galderma or the agreement with Padagis; the risk that we don’t progress on our innovative earlier stage programs, the risk of a delay in the clinical development of SGT-510, SGT-310 and SGT-210, if any; the risk that our estimate of the markets for psoriasis and plaque psoriasis are inaccurate; the fact that we have and expect to continue to incur significant losses; our need for additional funding, which may not be available; our ability to complete the development of, and obtain marketing approval for, our product candidates; our ability to obtain and maintain regulatory approvals for our product candidates in our target markets and the possibility of adverse regulatory or legal actions relating to our product candidates even if regulatory approval is obtained; our ability to commercialize and launch our product candidates at all or on a timely basis; our ability to obtain and maintain adequate protection of our intellectual property; our ability to manufacture our product candidates in commercial quantities, at an adequate quality or at an acceptable cost; acceptance of our product candidates by healthcare professionals and patients; the possibility that we may face third-party claims of intellectual property infringement; the timing and results of clinical trials that we may conduct or that our competitors and others may conduct relating to our or their products; delays in the launch of product candidates and generic drugs; intense competition in our industry; potential product liability claims; potential adverse federal, state, and local government regulation in the United States, Europe, or Israel; the impact of pandemics, such as COVID-19 (coronavirus); and loss or retirement of key executives and research scientists. These and other important factors discussed in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 4, 2021, and in our other reports filed with the SEC, could cause actual results to differ materially from those indicated by the forward-looking statements made in this presentation. Any such forward-looking statements represent management’s estimates as of the date of this presentation. While we may elect to update such forward-looking statements at some point in the future, unless required by applicable law, we disclaim any obligation to do so, even if subsequent events cause our views to change. Thus, one should not assume that our silence over time means that actual events are bearing out as expressed or implied in such forward-looking statements. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this presentation.  This presentation contains trademarks, trade names, and service marks of other companies, which are the property of their respective owners. We do not intend our use or display of other parties' trademarks, trade names, or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.  Forward-Looking Statements

     EPSOLAY®Benzoyl Peroxide Cream, 5%forInflammatory Lesions of Rosacea  PIONEERING TOPICAL DRUGS IN ACNE AND ROSACEA  Potential to Change Treatment Landscape*  * EPSOLAY is investigational drug product. Safety and efficacy have not been established  TWYNEO® Tretinoin and Benzoyl Peroxide Cream, 0.1%/3%forAcne Vulgaris  >>Pre-approval inspection during the week of February 14th <<

     PARTNERING WITH MARKET LEADER GALDERMA  Galderma has Heritage of Successful Drugs in Acne and Rosacea

     REACHING FAVORABLE COMMERCIALIZATION AGREEMENT  Option to Regain Commercialization Rights after 5 Years at No Cost  $11 million in upfront and product approval payments Mid- to high-teen percentage of royalties on net salesUp to an additional $9 million in sales milestone payments  Option to regain commercialization rights 5 years following 1st sale at no cost to Sol-Gel Cash-flow positive deal as of launchAllows for focus on innovative pipeline

 TWYNEO®  OFFERING COMPREHENSIVE TREATMENT FOR ACNE PATIENTS  First and only FDA Approved Fixed‑Dose Combination of Tretinoin and Benzoyl Peroxide  Acne vulgaris is a multifactorial disease. Even though benzoyl peroxide and tretinoin are widely prescribed separately and have a complementary mechanism of action, so far, they could not be applied concomitantly because benzoyl peroxide decomposes tretinoinTWYNEO contains a fixed‑dose combination of tretinoin and benzoyl peroxide. TWYNEO uses Sol‑Gel’s patented technology to prevent tretinoin from being degraded by benzoyl peroxide and slowly releases each of the active drug ingredients over time to provide a favorable efficacy and safety profilePatent protected until 2038 by granted patents and until 2041 by a pending patent application

 BASELINE  “Severe”; 29 inflamed lesions31 non-inflamed lesions; 1 nodule  WEEK 12  “Moderate”; 9 inflamed lesions5 non-inflamed lesions; No nodules  TREATING SEVERE ACNE PATIENT  Subject 507-003 || 18 Years Old | Female | White | Not Hispanic or Latino*  * Individual results vary

OFFERING A NEW EFFECTIVE TOPICAL TREATMENT FOR ROSACEA PATIENTS

First and only Benzoyl Peroxide in Inflammatory Lesions of Rosacea*

EPSOLAY®

- Inflammatory lesions of rosacea resemble acne vulgaris, except that comedones (whiteheads and blackheads) are absent and only inflammatory lesions exist
- EPSOLAY contains encapsulated benzoyl peroxide, using Sol-Gel's patented technology. Benzoyl peroxide is an effective antibacterial drug that is not associated with bacterial resistance and is used to treat acne but not rosacea as it is assumed that rosacea patients cannot tolerate benzoyl peroxide. In Phase III clinical studies, EPSOLAY demonstrated statistically significant higher efficacy than the vehicle and favorable safety and tolerability profile, similar to vehicle
- PDUFA goal date was set for April 26, 2021. FDA's pre-approval inspection which was delayed due to COVID-19 travel restrictions is now scheduled for the week of February 14th, 2022
- Patent protected until 2040 by granted patents and until 2041 by a pending patent application

* EPSOLAY is investigational drug product. Safety and efficacy have not been established

 BASELINE  “Severe”; 31 inflamed lesions  WEEK 2  “Clear”; No inflamed lesions  “Clear”; No inflamed lesions  WEEK 12  “Almost Clear”; 1 inflamed lesion  WEEK 8  “Clear”; No inflamed lesions  TREATING SEVERE ROSACEA PATIENT  Subject 116-009 ||  41 Years Old | Female | White | Not Hispanic or Latino*  WEEK 4  * Individual results vary

     FOCUSING ON INNOVATIVE PIPELINE WHILE SECURING NON-DILUTIVE FUNDING  Sale of Generic Assets to Padagis  $21 million in quarterly installments over 24 monthsProceed with 50/50 gross profit-sharing collaboration on 2 programs encompassing 4 high-value generic drug candidates  Allows for focus on innovative pipeline Reducing the need to raise dilutive capital

PURSUING LEADERSHIP IN DERMATOLOGY

Innovative Pipeline of Topical Skin Medications

Product	research	pre-clinical / non-clinical	phase I	phase II	phase III	filed	Partner
TWYNEO® Tretinoin and Benzoyl Peroxide Cream, 0.1%/3% Acne Vulgaris	✓	✓ (pre-clinical)	✓	✓	✓	FDA approval 07/26/21	GALDERMA
EPSOLAY® Benzoyl Peroxide Cream, 5% Inflammatory Lesions of Rosacea	✓	✓ (pre-clinical)	✓	✓	✓	Pending pre-approval Inspection	GALDERMA
SGT-210 Topical erlotinib Palmoplantar Keratoderma & Other Dermatologic Indications	✓	✓ (non-clinical)	POC				
SGT-310 Tapinarof Cream Psoriasis & Other Dermatologic Indications	✓	✓ (non-clinical)					
SGT-510 Topical Roflumilast Psoriasis & Other Dermatologic Indications	✓	✓ (non-clinical)					

Sol-Gel Advanced Topical Therapy

Company and Products Overview | January 2022 11

Initiate clinical development with a higher concentration of erlotinib in H2 22  DEVELOPING FIRST ERLOTINIB TOPICAL DRUG  SGT-210 for Palmoplantar Keratoderma and other Skin Conditions          NEXTSTEPSSGT-210  12 patent applications for erlotinib in various skin conditions (as of August 16, 2021)Potential IP protection until 2041  A proof-of-concept clinical study in palmoplantar keratoderma patients indicated a potential modest improvement with a favorable safety profile

 Initiate clinical development in H2 22  DEVELOPING NOVEL TAPINAROF CREAM  SGT-310 for Psoriasis and other Skin Conditions          NEXTSTEPSSGT-310  31 patent applications for tapinarof in various skin conditions (as of August 16, 2021)Potential IP protection until 2042  SGT-310 is intended to be an alternative to an investigational tapinarof cream, 1%, for which an NDA was already submitted to the FDA

 SGT-510 is designed to be potentially more effective than roflumilast cream, 0.3%, for which an NDA was already submitted to the FDA  DEVELOPING NOVEL ROFLUMILAST TOPICAL DRUG  SGT-510 for Psoriasis and other Skin Conditions          NEXTSTEPSSGT-510  A patent application was filedPotential IP protection until 2039  Initiate clinical development in H2 22

 Financials  September 30, 2021  Cash and Investments  $45.6 million  Shares Outstanding  23,119,068 ordinary shares  Expected Partnership Payments  EPSOLAY approval milestone payment (if approved); Quarterly payments by Padagis; Royalties from Galderma  Cash Runway  Based on expected payments from Galderma and Padagis, we anticipate that our cash resources will enable funding of operational and capital expenditure requirements until the end of 2023                                            Gross proceeds of $86.3 million raised in IPO on February 5, 2018  Gross proceeds of $11.5 and $23 million raised in public follow-on offerings on August 12, 2019, and February 13, 2020, respectively  Additional $5 million investment by controlling shareholder in April 2020  $2.9 million net revenues from generic products in the first 9 months of 2021  SECURING A STRONG BALANCE SHEET  Financial Profile

             BUILDING OUR FUTURE  Investor Highlights  Completed development of EPSOLAY and TWYNEO Gained FDA approval for TWYNEOEPSOLAY pre-approval inspection has been scheduled  Built a strong balance sheet that currently allows for financing of operations until the end of 2023  Secured additional $21 million by transferring rights in 2 generic drugs and 8 unapproved programs to PadagisRetained rights to 4 high-value generic drug candidates   Generated non-dilutive income totaling $42 million from agreements with Galderma and royalties from two generic drugs  Maximized probability of launch success for EPSOLAY and TWYNEO through commercialization agreements with US market leader, GaldermaRetained the option to regain commercialization rights 5 years following 1st commercial sale   Defined innovative product pipeline which targets multiple US markets exceeding $2 billion

  NASDAQ: SLGL